FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Kubat, George J.	2. Issuer Name and Ticker or Trading Symbol SITEL Corporation SWW		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner Officer (give title below) Other (specify below)
(Last) (First) (Middle) 4044 South 76th Circle	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year February 25, 2003
(Street) Omaha, NE 68127		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock								18,000	I	(1)
Common Stock								20,000	I	(2)
Common Stock								3,000	I	(3)
Common Stock	02/25/03		P		5,800	A	$1.0472	87,380	D
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Options to Buy								(4)	(4)	Common Stock	4,000	4.390625	4,000	D
Options to Buy								(5)	(5)	Common Stock	4,000	19.50	4,000	D
Options to Buy								(6)	(6)	Common Stock	18,000	16.8125	18,000	D
Options to Buy								(7)	(7)	Common Stock	67,000	4.78125	67,000	D
Options to Buy								(8)	(8)	Common Stock	18,000	7.21875	18,000	D
Options to Buy								(9)	(9)	Common Stock	10,000	2.51	10,000	D
Options to Buy								(10)	(10)	Common Stock	10,000	2.77	10,000	D

Explanation of Responses:

(1) Held in IRA Account.
(2) Held by 4K Co., a partnership for members of the reporting person's immediate family. The reporting person shares investment control but disclaims beneficial ownership.
(3) Held by spouse. The reporting person disclaims beneficial ownership.
(4) The option is exercisable as to all shares beginning on July 3, 1996 and expires on July 3, 2005 and is subject to terms and provisions in the SITEL Corporation 1995 Non-Employee Directors Stock Option Plan effective as of June 7, 1995, as amended (the "1995 Directors Plan").
(5) The option is exercisable as to all such shares beginning on July 3, 1997 and expiring July 3, 2006 and is subject to the terms and provisions of the 1995 Directors Plan.
(6) The option is exercisable as to 6,000 of such shares beginning on each of the dates of the stockholders annual meetings in 1998, 1999 and 2000 and expires June 6, 2007 and is subject to the terms and provisions of the 1995 Directors Plan.
(7) The option is exercisable as to 13,400 shares on each of January 18, 2000, 2001, 2002, and 2003 and 2004 and expires on January 18, 2009 and is subject to the terms and provisions of the 1995 Directors Plan.
(8) The option is exercisable as to 6,000 of such shares beginning on each of the dates of the stockholders annual meetings in 2001, 2002, and 2003 and expires May 5, 2010 and is subject to the terms and provisions in the option agreement and the SITEL Corporation 1999 Stock Incentive Plan, as amended (the "1999 Plan").
(9) The option is fully exercisable beginning on May 4, 2002 and expires May 4, 2011 and is subject to the terms and provisions in the option agreement and the 1999 Plan.
(10) The option is fully exercisable beginning on May 3, 2003 and expires May 3, 2012 and is subject to the terms and provisions in the option agreement and the 1999 Plan.

By: /s/ George J. Kubat George J. Kubat **Signature of Reporting Person	February 25, 2003 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

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